File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)



RECEIVED
2006 NOV 22 A 9:42


06018648

November 13, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E., Mail Stop 3628
Washington, DC 20549
Phone: 202 551 3450

SUPPL

Re: Diamyd Medical AB
File No. 82-34956
Documents Furnished Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

We hereby submit, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as Amended, the enclosed press release of Diamyd Medical AB:

Press Release dated as of November 9, 2006: "NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS ON MONDAY DECEMBER 11, 2006 AT 3:00 PM, STRINDBERGSSALEN, BERNS, BERZELII PARK, STOCKHOLM SWEDEN."

Kindly acknowledge receipt of the enclosed material by stamping the copy of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Michael A. Christini

PROCESSED
NOV 24 2006
THOMSON FINANCIAL

Enclosure
cc: Nils Fredrik-Kaiser

11/22

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)



NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS ON MONDAY DECEMBER 11, 2006, AT 3:00 PM, STRINDBERGSSALEN, BERNS, BERZELII PARK, STOCKHOLM, SWEDEN.

Press Release, Stockholm, Sweden – November 9, 2006 – Diamyd Medical AB
(SWEDEN NOMX: DIAM B; U.S.A ADR: DMYDY)

Participation
Shareholders who wish to attend the Annual General Meeting must be recorded in the Company's register of shareholders, held by the VPC (the Swedish Securities Register Center) by December 5, 2006, and must notify the Company of their intention to attend no later than 4:00 pm December 5, 2006. Notification can be made per phone: +46 8 661 0026, per mail: Linnegatan 89 B, SE-115 23 Stockholm, Sweden or per E-mail: investor.relations@diamyd.com. With the notification, name, address, phone number, social security number/ national tax ID number, number of shares and name of agent should be stated.

Nominee-registered shares
Shareholders whose shares are registered in the name of a nominee through the trust department of a bank or similar institution must, in order to be entitled to participate in the Annual General Meeting, request that their shares are temporarily reregistered in their own names in the register of shareholders maintained by VPC. Such registration must be effected before December 5, 2006.

Agenda
1. Election of the Chairman of the Annual General Meeting of Shareholders.
2. Drawing up and approval of the voting list.
3. Approval of the Agenda.
4. Election of secretary and two persons to attest to the accuracy of the minutes.
5. Decision on whether proper notice of the Annual General Meeting has been made.
6. Presentation of the annual report and the Auditors' report, as well as of the consolidated financial statements and the Auditors' report for the Diamyd Group.
7. Decisions:
    a. Resolutions regarding adoption of the income statement and the balance sheet for the parent company, as well as of the consolidated income statement and the consolidated balance sheet for the Diamyd Group.
    b. Resolution regarding disposition of the Company's earnings in accordance with the approved balance sheet.
    c. Resolution regarding discharge from liability of the Members of the Board of Directors, the President and the Chief Executive Officer.
8. Decisions on the compensation that shall be paid to the Board of Directors and Auditors.
9. Decisions on the number of Members and Deputy Members of the Board of Directors.
10. Election of Members, Chairman and Deputy Members of the Board of Directors.
11. Election of the Auditors
12. The Board of Directors proposal for amendments to the Articles of Association.
13a. The Board of Directors proposal for Authorization 1

13b. The Board of Directors proposal for Authorization 2
13c. The Board of Directors proposals for a resolution on principles for compensation and on other terms of employment for management.

Dividend (item 7 b)
The Board of Directors proposes no dividend to the Shareholders.

Election of Members of the Board of Directors, Auditors and decision on their compensation (items 8-11)
Main shareholders Bertil Lindqvist and Anders Essen-Möller, representing approx. 65 % of the votes of Diamyd Medical, have agreed to the following proposals: Reelection of current Members of the Board of Directors Peter Rotschild, Björn O. Nilsson, Joseph Janes and Anders Essen-Möller and election of Hans Wigzell as new Member of the Board of Directors. Hans Wigzell, MD, Ph.D, born 1938, is Professor of Immunology and former Principal of Karolinska Institutet, Stockholm, Sweden. Tord Lendau has decided not to seek reelection. The Annual General Meeting is proposed to elect Joseph Janes as new Chairman of the Board of Directors. Compensation for the Members of the Board of Directors is proposed at SEK 165 000 (USD 22 696) for the Chairman and SEK 82 500 (USD 11 348) for the other Members of the Board of Directors. Compensation for the Auditors is proposed according to prior approved compensation.

The Board of Directors proposal amendments to the Articles of Association (item 12)
The Articles of Association is adapted to the new Companies Act (2005:551). Notice is made through advertisement in the Swedish Official Gazette (Post - och Inrikes Tidningar) and in Svenska Dagbladet. The aggregate minimum and aggregate maximum number of shares are 9 million and 36 million shares, respectively. The aggregate minimum and aggregate maximum share capital is SEK 9 million (USD 1.24 million) and SEK 36 million (USD 4.95 million), respectively. Notice of an Extra General Meeting of Shareholders, where no changes to the Articles of Association will be proposed, can be with two week's notice. The chairman of the Annual General Meeting of Shareholders is the Chairman of the Board of Directors, until a Chairman of the Annual General Meeting has been elected.

The Board of Directors proposal for Authorization 1 (item 13a)
At the Annual General Meeting of Shareholders in 2005 the Board of Directors was authorized to issue 900 000 shares of series B, on one or several occasions, before the Annual General Meeting of Shareholders in 2006 without consideration of the Shareholders Rights. 300 000 shares have been utilized under this Authorization. The Board of Directors proposes that the Annual General Meeting of Shareholders 2006 prolong this Authorization (new decision) with regard to the remaining 600 000 shares until the Annual General Meeting of Shareholders 2007. The dilution from this new Authorization is calculated to 5.8 percent of the share capital, based on the total number of shares after full execution of the Authorization. The Authorization is proposed to be valid for acquiring whole or parts of companies, assets, cash or for settlements.

The Board of Directors proposal for Authorization 2 (item 13b)
The Board of Directors proposes that the Annual General Meeting of the Shareholders authorizes it to issue options to employees and close collaborators of the Diamyd Group. The option program for Diamyd personnel based in Sweden will be structured as a purchase option program (köpoption). The purchase options would have a validity of maximum three (3) years and entitle

the holder to subscribe at a share value of 130 % of, at subscription, the actual share value of the Nordic Stock Exchange. Concerning non-Sweden-based people, options could be issued free of charge, but conditioned to employment, and according to the regulations for the state where issued. It is proposed that the Board of Directors is authorized to decide on the details of the option programs. To secure purchase options the Board of Directors proposes that the Annual General Meeting of Shareholders authorize it to issue 250 000 warrants to a subsidiary. Every warrant would be entitled to a subscription of one (1) share of series B for nominal value and with validity until December 31, 2011. At full execution of all warrants the dilution is calculated to approx. 2.5 percent.

The Board of Directors proposals for a resolution on principles for compensation and on other terms of employment for management (item 13c)
The Board of Directors proposes as principles for compensation and on other terms of employment for the President and Chief Executive Officer of Diamyd Medical AB (publ) that the compensation would be adjusted to the conditions of the market and may be constructed by salary, pension benefits and other benefits as well as terms for notice. The President and Chief Executive Officer shall be entitled to participate in the offering described under item 13b.

Further information
The Annual Report and the full description of the proposals of the Board of Directors (items 12-13) will be available for Shareholders at the main office of Diamyd Medical: Linnegatan 89B, Stockholm, Sweden from November 27, 2006. At request this documentation can be sent to Shareholders that state their full mailing address.

Diamyd Medical AB (publ)
The Board of Directors

About Diamyd Medical
Diamyd Medical is a Life Science company focused on developing treatments for diabetes and its complications. The Company's furthest developed project is the GAD-based drug Diamyd® against autoimmune diabetes. Diamyd® has demonstrated significant and positive results in phase II clinical trials of both type 1 and type 2 diabetes patients.

GAD65 is a dominant autoantigen in autoimmune diabetes and is the active substance in Diamyd®. GAD65 is also an enzyme that converts the excitatory neurotransmittor glutamate to the inhibitory transmittor GABA. In this context GAD may have an important role not only in diabetes, but also in several CNS-related diseases. Diamyd Medical has an exclusive world-wide license from the UCLA in Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has outlicensed the use of the GAD65-gene to Neurologix Inc., New Jersey, for treatment of Parkinson's disease and clinical Phase I studies are ongoing.

Other projects comprise drug development within gene therapy using the patent protected NTTDS system (Nerve Targeted Drug Delivery System). The projects mainly make use of Enkephalin and GAD and are targeted for chronic pain e.g. diabetes pain or cancer pain. All projects in this field are in preclinical phases.

Diamyd Medical has offices in Stockholm (Sweden) and in Pittsburgh (U.S.A) and its shares are quoted at the Nordic Exchange (NOMX:DIAM B). The Diamyd share is also traded in the U.S.A. through a Level 1 ADR program administered by the Bank of New York. (ticker symbol: DMYDY). Further information is to be found on the Company's website; www.diamyd.com.

For further information, please, contact

Anders Essen-Möller
President and CEO
Tel: +46 8 661 0026
Cell: +46 7 0551 0679
E-mail: anders.essen-moller@diamyd.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or email: info@diamyd.com. VATno: SE556530-142001.